Investor Relations Contact:
Ken Lowe
Sigma Designs, Inc.
Tel: 408/957-9850
Fax: 408/957-9741
IR@sdesigns.com

For Immediate Release

SIGMA DESIGNS, INC. REPORTS PRELIMINARY FIRST QUARTER RESULTS

MILPITAS, Calif.—May 13, 2005—Sigma Designs®, Inc. (Nasdaq: SIGM), a leader in digital media processors for consumer appliances, today provided preliminary, unaudited results for its first fiscal quarter ended April 30, 2005.

Based on preliminary accounting and pending the final results for the first quarter, net revenues for the first quarter are currently anticipated to be in the range of $6.0 to $6.5 million, compared with $7.9 million for the previous quarter and $7.8 million reported for the first quarter last year. Based on preliminary accounting and pending the final results for the first quarter, the company does not anticipate the first quarter to be profitable.

"This is a slow start for a fiscal year that we continue to believe holds promise for the company's break-out into mainstream markets. We are disappointed in this drop in revenue; however we are confident in our ability to rebound and anticipate revenue growth in the second quarter of this year. We are currently engaged in several IPTV opportunities, high definition DVD players, and other new consumer products which combined have the potential to generate increased revenues by the end of this year," stated Thinh Tran, Chairman and Chief Executive Officer, Sigma Designs.

The company expects to issue its earnings release on May 24, 2005 with its conference call relating to first quarter results to take place at 5:00 PM EST.

About Sigma Designs, Inc.

Sigma Designs (Nasdaq: SIGM) specializes in silicon-based media processors for IPTV set-top boxes, digital media receivers, high definition DVD players, HDTV, and portable media players. The company's award-winning REALmagic® Video Streaming Technology is used in a variety of consumer applications providing highly integrated solutions for high-quality decoding of H.264, WMV9, MPEG-4, MPEG-2 and MPEG-1. Headquartered in Milpitas, Calif., the company also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan. For more information, please visit the company's web site at *www.sigmadesigns.com/*.

REALmagic and Sigma Designs are registered trademarks of Sigma Designs. All other products and companies referred to herein are trademarks or registered trademarks of their respective companies.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding anticipated revenue and profitability for the first quarter and subsequent quarters during fiscal year 2006. Statements about anticipated results for the quarter and year are subject to risks and uncertainties, including possible accounting entries and adjustments that may be made to Sigma's financial statements as part of the close of the books for the quarter ended April 30, 2005. In addition, revenues for the fiscal year may vary materially due to a number of factors including, but not limited to, general economic conditions, economic conditions specific to the semiconductor industry, the rate of growth of the set-top box market in general, our ability to deploy and achieve market acceptance for Sigma products in these markets, the ability of our REALmagic MPEG silicon to compete with other technologies in these emerging markets, the risk that such products will not gain widespread acceptance or will be rendered obsolete by product offerings of competitors or by alternative technologies and other risks including delays in the manufacturers' deployment of set-top boxes. Other risk factors are detailed from time to time in our SEC reports, including the report on Form 10-K for the year ended January 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Sigma undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements that may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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